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======
FORM 4
======

      |_|   Check this box if no longer subject to
            Section 16. Form 4 or Form 5 obligations
               may continue. See Instruction 1(b).


         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940


==================================================================

1.   Name and Address of Reporting Person*

       Abramson        Stephanie          W.
     -----------------------------------------------
        (Last)          (First)        (Middle)

              c/o Young & Rubicam Inc.,
                  285 Madison Avenue
     -----------------------------------------------
                       (Street)

      New York        New York        10017
     -----------------------------------------------
       (City)          (State)        (Zip)


==================================================================

2.   Issuer Name and Ticker or Trading Symbol


          Young & Rubicam Inc. (YNR)
     ----------------------------------------


==================================================================

3.   IRS or Social Security Number of
     Reporting Person (Voluntary)



     ----------------------------------------


==================================================================

4.   Statement for Month/Year

                    5/98
     ----------------------------------------


==================================================================

5.   If Amendment, Date of Original (Month/Year)


     ----------------------------------------


==================================================================

6.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

            Director                x   10% Owner
      -----                       -----

        x   Officer (give               Other (specify
      ----- title below)          ----- below)

        Executive Vice President and General Counsel
      ------------------------------------------------

==================================================================

7.   Individual or Joint/Group Filing (Check Applicable Line)

       x   Form filed by One Reporting Person
     -----
           Form filed by More than One Reporting Person
     -----


==================================================================

         Table I -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned

=================================================================================================================================

1. Title of    2. Transaction      3. Transaction  4. Securities Acquired     5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)     Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially       (D) or            Beneficial
                                                                                 Owned at End of    Indirect (I)      Ownership
                                      -----------     ------------------------   Month              (Instr. 4)        (Instr. 4)
                                                              (A) or             (Instr. 3 and 4)
                                      Code     V      Amount  (D)      Price
   ---------      ---------------     ----   -----    -------- ------  -----     ----------------   -----------       -----------
Common Stock,
par value $0.01
per share            12/17/97           A             45,000     A                                       D

Common Stock,
par value $0.01
per share            12/19/97           M            260,865     A     $ 1.92                            D

Common Stock,
par value $0.01
per share             1/29/98           A             12,960     A                                       D

Common Stock,
par value $0.01
per share             5/11/98           S              8,372     D     $25.00      440,893               D

Common Stock,         5/12/98           P                400     A     $25.00          400               I             By husband
par value $0.01
per share

Common Stock,         5/12/98           P                400     A     $25.00         (1)                I             By daughter
par value $0.01
per share


---------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                           (Over)
                                                  SEC 1474 (7-96)




                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

=================================================================================================================================

1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercis-
   Derivative          sion or        action         tion               tive Securities Ac-        able and Expi-
   Security            Exer-          Date           Code               quired (A) or Dis-         ration Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         posed of (D)               (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-                                                                    Date       Expira-
                       curity                                           -------------------        Exer-      tion
                                                     Code    V             (A)       (D)           cisable    Date
  ------------         --------      -------         ----  -----         ------     -----          --------   -------
  ICP Options
  (right to buy)        $12.33       12/17/97          A                150,000                      (2)      12/17/07

  Rollover Options
  (right to buy)        $ 1.92       12/19/97          M                           260,865         12/12/96      (3)





7. Title and Amount of    8. Price of    9. Number of    10. Ownership Form  11. Nature of
   Underlying Securities     Derivative     derivative       of Derivative       Indirect
   (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
                             (Instr. 5)     Beneficially     (D) or Indirect     Ownership
--------------------------                  Owned at End     (I)                 (Instr. 4)
                 Amount or                  of Month         (Instr. 4)
                 Number of                  (Instr. 4)
   Title         Shares
-----------      --------    ---------      ------------      --------------     ----------
Common Stock     150,000                      150,000               D

Common Stock     260,865                            0               D

---------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

(1) The reporting person no longer has a beneficial interest in the 400 shares of Common Stock acquired by her daughter on 5/12/98 as a result of her daughter's departure from the reporting person's household subsequent to such 5/12/98 acquisition.

(2) The above ICP Options will become exercisable with respect to 33 1/3% of the shares subject to such options on 12/31/00, with respect to an additional 33 1/3% of such shares on 12/31/01, and with respect to the remaining 33 1/3% of such shares on 12/31/02.

(3) The above Rollover Options have a term of five years with respect to 50% of the shares subject to such options and a term of seven years with respect to the other 50%.



  Mark T. McEnroe, attorney-in-fact,
  on behalf of Stephanie W. Abramson          6/10/98
--------------------------------------     --------------
           ** Signature of                      Date
           Reporting Person



**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                          Page 2
                                                  SEC 1474 (7-96)

                         POWER OF ATTORNEY

      Know all by these presents, that the undersigned hereby constitutes and appoints Mark T. McEnroe and Renee E. Becnel the undersigned's true and lawful attorneys-in-fact to:

      1. execute for and on behalf of the undersigned, reports to be filed in accordance with Section 16(a) and Section
         13(d) of the Securities Exchange Act of 1934, as amended
         (the "Exchange Act"), and the rules thereunder;

      2. do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such reports and timely file such reports with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

      3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorneys-in-fact, may be of benefit to, in the best interest of or legally required by the undersigned, it being understood that the documents executed by such attorneys-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorneys-in-fact may approve in such attorneys-in-fact's discretion.

      The undersigned hereby grants to such attorneys-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or such attorneys-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Section 16(a) or Section 13(d) of the Exchange Act and the rules thereunder.

      This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any such report with respect to the undersigned's holdings of and transactions in securities issued by Young & Rubicam Inc., unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 21st day of May, 1998.




                                  By: /s/ Stephanie W. Abramson
                                     ............................
                                  Name:  Stephanie W. Abramson
                                       ..........................
                                  Title:
                                       ..........................